Exhibit 12

UNITED STATES CELLULAR CORPORATION
RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005	2004
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$36,033	$23,244
Add (deduct):
Earnings on equity method investments	(14,440)	(13,784)
Distributions from unconsolidated entities	1,394	3,541
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(2,646)	(3,306)
	20,341	9,695
Add fixed charges:
Consolidated interest expense	20,738	20,315
Interest portion (1/3) of consolidated rent expense	6,451	6,057
	$47,530	$36,067

FIXED CHARGES:
Consolidated interest expense	$20,738	$20,315
Interest portion (1/3) of consolidated rent expense	6,451	6,057
	$27,189	$26,372

RATIO OF EARNINGS TO FIXED CHARGES	1.75	1.37